UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-33911

RENESOLA LTD

100 First Stamford Place, Suite 302

Stamford CT 06902

U.S.A.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Date: September 6, 2022

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 10.1	Securities Repurchase Agreement

† Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.